SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06051179

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2005 (MM/DD/YY) AND ENDING 09/29/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Ameritrade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 North Ameritrade Place
(No. and Street)

Bellevue (City) NE (State) 68005 (Zip Code)

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber (402) 827-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

1200 Main Street (Address) Kansas City (City) Missouri (State) 64105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritrade, Inc. as of September 29, 2006, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Note 10 of the Financial Statements

Name

Chief Financial Officer
Title

GENERAL NOTARY-State of Nebraska
DENISE K. RICHARDSON
My Comm. Exp. Nov. 1, 2007

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Ameritrade, Inc. (A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation) SEC File Number: 8-16335
September 29, 2006
With Report of Independent Registered Public Accounting Firm

Ameritrade, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Financial Condition

September 29, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Ameritrade, Inc.

We have audited the accompanying statement of financial condition of Ameritrade, Inc. (the Company) as of September 29, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ameritrade, Inc. at September 29, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
November 15, 2006

0611-0785098

Ameritrade, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Financial Condition

September 29, 2006
(In Thousands, Except Share and Per Share Amounts)

Assets	
Cash and cash equivalents	$ 25,119
Cash and investments segregated in compliance with federal regulations	1,639,910
Securities borrowed	4,671,932
Receivable from brokers, dealers, and clearing organizations	52,969
Receivable from clients – net of allowance for doubtful accounts of $11,059	3,465,197
Receivable from affiliates	948
Other receivables	68,083
Other assets	1,498
Deferred income taxes, net	5,148
Total assets	$ 9,930,804
Liabilities and stockholder's equity	
Liabilities:	
Payable to brokers, dealers, and clearing organizations	$ 21,912
Payable to clients	3,872,594
Securities loaned	5,535,718
Accounts payable and accrued liabilities	36,113
Securities sold, not yet purchased	188
Payable to affiliates	30,497
Total liabilities	9,497,022
Stockholder's equity:	
Common stock, $10 par value, 20,000 shares authorized; 9,947 shares issued and outstanding	99
Additional paid-in capital	406,008
Retained earnings	27,675
Total stockholder's equity	433,782
Total liabilities and stockholder's equity	$ 9,930,804

See accompanying notes.

Ameritrade, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Notes to Statement of Financial Condition

September 29, 2006

1. Basis of Presentation and Nature of Operations

Basis of Presentation

Ameritrade, Inc. (the Company) is a wholly owned subsidiary of TD AMERITRADE Holding Corporation (formerly Ameritrade Holding Corporation) (the Parent). The Company reports on a 52/53-week year consistent with the Parent. Each fiscal year ends on the last Friday of September. Fiscal year 2006 was a 52-week year.

Nature of Operations

The Company is a securities broker-dealer that provides trade execution and clearing services to introducing broker-dealers. Prior to April 21, 2006, the Company served clients as both an introducing broker-dealer and as a clearing broker-dealer. On April 21, 2006, the Company declared and paid a dividend of net assets to the Parent in connection with the ultimate transfer of the Company's introducing broker-dealer business to TD AMERITRADE, Inc. (TDA), a wholly owned subsidiary of the Parent. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) and the various securities exchanges in which it maintains membership.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated in compliance with federal and other regulations.

2. Significant Accounting Policies (continued)

Segregated Cash and Investments

Cash and investments of $1.64 billion, consisting primarily of reverse repurchase agreements, fixed-rate U.S. Treasury securities, and other qualified securities, have been segregated in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the Exchange Act) and other regulations.

Reverse repurchase agreements (securities purchased under agreements to resell), generally collateralized by U.S. government and agency obligations, are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold, plus accrued interest.

The Company performed clearing services for a number of correspondent broker-dealers, which required them to maintain accounts with the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB). The Company had $3.3 million of its cash and investments segregated for its PAIB reserve at September 29, 2006. This amount exceeded the calculated PAIB requirement, and no additional deposit was required. The Company is in the process of ceasing clearing services for all nonaffiliated correspondent broker-dealers.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value.

2. Significant Accounting Policies (continued)

Securities Transactions

Client securities transactions are recorded on a settlement date basis, with such transactions generally settling three business days after the trade date. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the accompanying statement of financial condition.

Fair Value of Financial Instruments

The Company considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value based on maturity dates, repricing characteristics, and quoted market prices, where applicable.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines income taxes on a separate entity basis. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates. Accruals for expected tax deficiencies that could arise from separate filings of the Company are recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*, when management determines that a tax deficiency is both probable and reasonably estimable.

3. Recently Issued Accounting Standards

FIN No. 48

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN No. 48). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties,

3. Recently Issued Accounting Standards (continued)

accounting in interim periods, disclosure, and transition. FIN No. 48 establishes a two-step process for evaluation of tax positions. The first step is recognition, under which the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The enterprise is required to presume the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement, under which a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN No. 48 will be effective for the Company's fiscal year beginning September 29, 2007. The cumulative effect of adopting FIN No. 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately. The Company is analyzing the impact of adopting FIN No. 48.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for the Company's fiscal year beginning September 27, 2008. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's statement of financial condition.

4. Business Combinations, Goodwill, and Acquired Intangible Assets

On January 24, 2006, the Parent completed the acquisition of TD Waterhouse Group, Inc., a Delaware corporation, pursuant to an Agreement of Sale and Purchase, dated June 22, 2005, as amended, with The Toronto-Dominion Bank (TD). Upon the completion of the transaction, the Parent changed its name to TD AMERITRADE Holding Corporation.

The Company recorded goodwill for purchase business combinations to the extent the purchase price of each acquisition exceeded the fair value of the net identifiable assets of the acquired company. On April 21, 2006, the Company declared and paid a dividend of net assets to the

4. Business Combinations, Goodwill, and Acquired Intangible Assets (continued)

Parent, including goodwill and acquired intangible assets, in connection with the ultimate transfer of the Company's introducing broker-dealer business to TDA. The following table summarizes changes in the Company's goodwill and acquired intangible assets:

	Goodwill	Acquired Intangible Assets
	(In Thousands)	
Balance as of September 30, 2005	$ 696,403	$ 259,632
Amortization of intangible assets	–	(7,687)
Distribution of introducing broker-dealer business *(Note 10)*	(696,403)	(251,945)
Balance as of September 29, 2006	$ –	$ –

5. Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following (in thousands):

Receivable:	
Securities failed to deliver	$ 3,636
Clearing organizations	46,010
Other broker-dealer receivables	3,323
Total	$ 52,969
Payable:	
Securities failed to receive	$ 13,068
Clearing organizations	7,663
Other broker-dealer payables	1,181
Total	$ 21,912

6. Deferred Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates. The principal temporary differences arise from amortization, bad debts, prepaid expenses, and certain accrued liabilities.

Deferred income taxes consist of the following as of September 29, 2006 (in thousands):

Deferred tax assets	$	5,327
Deferred tax liabilities		(179)
Net deferred tax assets	$	5,148

The Company did not record a valuation allowance against its deferred tax assets as of the beginning or the end of fiscal 2006.

7. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company has elected to use the alternate method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital of the greater of $1 million or 2% of aggregate debit balances arising from client transactions, as defined. At September 29, 2006, the Company had net capital of $397 million, which was $308.1 million in excess of the required net capital of $88.9 million. The Company's ratio of net capital to aggregate debit items was approximately 8.9%. Under the alternate method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar capital requirement.

8. Employee Benefit Plans

The Parent has 401(k) and profit-sharing plans covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan documents or at the discretion of the Parent's Board of Directors, as applicable.

The Company's employees participate in the Parent's stock option and incentive plans. Effective October 1, 2005, the Parent adopted SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123R) using a modified version of the prospective transition method. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.

9. Commitments and Contingencies

Lease Commitments

The Company leases computer and office equipment and facilities on a month-to-month basis through an affiliated company, which allocates the costs to the Company.

Borrowing Arrangements

The Company had access to uncommitted credit facilities with financial institutions of up to $490 million as of September 29, 2006. The financial institutions may make loans under the credit facilities or, in some cases, issue letters of credit under these facilities. The credit facilities may require the Company to pledge client securities to secure outstanding obligations under these facilities. The Company had access to an unsecured uncommitted credit facility of $310 million as of September 29, 2006, with no borrowings outstanding as of September 29, 2006. The Company had access to secured uncommitted credit facilities of $180 million as of September 29, 2006, with no borrowings outstanding under these facilities as of September 29, 2006. The Company is generally required to pledge client securities to secure letters of credit. No letters of credit were outstanding as of September 29, 2006.

9. Commitments and Contingencies (continued)

The Company's common stock has been pledged as collateral on the Parent's senior credit facilities. Covenants under the Parent's senior credit facilities limit the Parent's broker-dealer subsidiaries, including the Company, to an aggregate outstanding principal balance of $1 billion in borrowings on uncommitted lines of credit, excluding securities lending.

Legal

The nature of the Company's business subjects it to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's statement of financial condition. However, in the opinion of management, after consultation with legal counsel, the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

Net Capital Matter

In November 2004, the NASD initiated an inquiry into a transfer of client cash balances held at the Company to Federal Deposit Insurance Corporation (FDIC) insured deposit accounts held at banks. On November 12, 2004, the Company was notified by the staff of the NASD and the staff of the SEC Division of Market Regulation (collectively, the Staffs) that they believed that for regulatory purposes certain funds held in banks on behalf of clients are liabilities and assets of the Company rather than liabilities and assets only of the banks. The resulting assets have not been allowed for purposes of the Company's regulatory net capital calculation. Accordingly, in the Staffs' view, the Company's net capital was below its minimum amount required under Exchange Act Rule 15c3-1. The Company cured the asserted deficiency on November 15, 2004, the first business day following the notification.

On November 14, 2005, the NASD advised the Company that the NASD Staff made a preliminary determination to recommend disciplinary action against the Company based on allegations that it violated SEC net capital and customer protection rules and NASD conduct rules. The Company submitted a response setting forth the reasons it believes that the NASD

9. Commitments and Contingencies (continued)

should not bring a disciplinary action. Conditioned upon the final agreement of the NASD, the Company currently expects to settle this matter for an amount that is not expected to have a material effect on the Company's financial condition.

Other Regulatory Matters

The Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the statement of financial condition could be significantly changed at a later date upon final determinations by taxing authorities.

General Contingencies

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include the Company's client activities involving the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contracted obligations.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. In connection with these activities, the Company executes and clears client transactions involving the sale of securities not yet purchased ("short sales"). Such margin-related transactions may expose the Company to credit risk in the event each client's assets are not sufficient to fully

9. Commitments and Contingencies (continued)

cover losses which clients may incur. In the event the client fails to satisfy its obligations, the Company has the authority to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company seeks to mitigate the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels throughout each trading day and, pursuant to such guidelines, requires clients to deposit additional collateral or to reduce positions when necessary.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and by requiring additional cash as collateral when necessary, and by participating in a risk-sharing program offered through a securities clearinghouse.

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of September 29, 2006, client excess margin securities of approximately $4.8 billion and stock borrowings of approximately $4.7 billion were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had loaned or repledged approximately $6.3 billion of available collateral as of September 29, 2006.

9. Commitments and Contingencies (continued)

The Company is a member of and provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. Related-Party Transactions

Related-Party Loans

Certain associates of the Company and its affiliates maintain margin accounts with the Company. The Company had margin loans to directors and associates of the Company and its affiliates totaling $1.5 million as of September 29, 2006. These loans are made in the ordinary course of the Company's business on terms no more favorable than those available on comparable transactions with other parties.

Distribution of Introducing Broker-Dealer Business

On April 21, 2006, the Company declared and paid a dividend to the Parent of the following assets and liabilities in connection with the ultimate transfer of its introducing broker-dealer business to TDA (in thousands):

Cash	$ 10,598
Goodwill	696,403
Acquired intangible assets	251,945
Deferred income tax liabilities, net	(92,882)
Other, net	7,299
Net assets distributed	$ 873,363

The distribution of the Company's introducing broker-dealer business had no impact on the Company's net capital.

10. Related-Party Transactions (continued)

Clearing Agreement

The Company earns clearing fees from TDA and rebates a portion of transaction fee, net interest, and other revenues to TDA pursuant to a clearing agreement.

Money Market Deposit Account (MMDA) Agreement

As a result of the Parent's acquisition of TD Waterhouse described in Note 4, TD became an affiliate of the Parent, owning approximately 39.6% of the Parent's outstanding common stock as of September 29, 2006. Three broker-dealer subsidiaries of the Parent, including TDA, National Investor Services Corp. (NISC), and the Company are party to a money market deposit account agreement with TD Bank USA, N.A. (TD Bank USA) (formerly known as TD Waterhouse Bank, N.A.) and TD, pursuant to which TD Bank USA makes available to clients of TDA money market deposit accounts as designated sweep vehicles. TDA provides marketing and support services with respect to the money market deposit accounts, and NISC and the Company act as agents for clients of TDA and as record-keepers for TD Bank USA, in each case with respect to the money market deposit accounts. The MMDA agreement has an initial term of two years from January 24, 2006, and is automatically renewable for successive two-year terms, provided that following the first anniversary of the agreement, the agreement may be terminated by any party thereto upon one year's prior written notice.

Other Related-Party Transactions

Securities borrowed includes $292.6 million and securities loaned includes $9.7 million with NISC, an affiliated broker-dealer, as of September 29, 2006.

Receivables from and payables to affiliates resulting from the related-party transactions are generally settled in cash on a monthly basis. As of September 29, 2006, receivables from affiliates included $0.1 million of income tax related balances.